
Power to Gas
HYDROGENICS
e·on






VATTENFALL

Q4 2013 Investor Presentation
March 2014

HYDROGENICS
SHIFT **POWER** | **ENERGIZE** YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

2013 Highlights – Delivering as Promised

- Growth in revenue, margins & backlog
  - 2013 revenue up 34% at $42.4M
  - Gross margin of 28.4% for the year, versus 16.6% in 2012
  - Backlog at $57 million as of December 31, 2013
  - Major orders closed in 2013 are the result of management's strategic focus on targeting differentiated, profitable applications
- Strong balance sheet supported by cash of $13.8 million
- Further growth supported by:
  - Organic growth of industrial hydrogen and fueling markets
  - Ongoing value of the large propulsion order received in 2012 ($30M firm to date out of a possible $90M)
  - Increase in the number and size of energy storage projects
  - Anticipated volume expansion in telecom and data center back-up


Canada


Germany


Belgium

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

2013 Business Overview

OnSite Generation
Water Electrolyzers

2013 Revenue $24.1M; Mkt Size $100M

Power Systems
Power Modules

2013 $18.3M; Mkt Size $2B


Industrial hydrogen


Hydrogen fueling


Backup power


Mobility power

Energy Storage
Load Control, Smart Grid and Remote Communities

Mkt Size $10B+







OnSite Generation: Industrial Electrolysis

65 years of technology leadership

1999	2001	2003	2005	2009	2012
					

Application spectrum



Glass



Steel



Solar Silicone



Food



Power Plant

Positioning

- Megawatt Scale
- Top Performance
- +500 Reference Sites

OnSite Generation: Hydrogen Fueling Stations

- Toyota, Honda, Daimler and Hyundai launch mass production fuel cell vehicles 2015 – 2017
- Hydrogenics has built 45 fueling stations
- 4 wins thus far in 2014


VATTENFALL
Hamburg, Germany


California, USA


Stuttgart, Germany

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Power Systems: Backup Power



Cell Tower & Date Center Applications

- Market estimated at $2B – viewed as largest fuel cell end market (>1% penetration of USA Market from all suppliers)
- Developed five products across 2.4kW to 16kW power
- Partner CommScope – $3B telecom company
  - First commercial orders delivered in 2013
- Longer energy provision (> 4 hrs) and smaller footprint
  - Marketing in US for extended run - 2 yr payback
- Distributed power application to support large data centers and server farms
- Larger scale (MW) back-up and continuous power applications under development in the market



HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Power Systems: Propulsion

$90M Order Awarded September 2012

- 8 year history with confidential customer
- First prototype delivered in 2012
- Customer has elected to commercialize Gen 2.0 of product
- $10M for exclusivity over 8 years
- $30M firm order commitment
- $90M total potential value over 10 years
- $10M recognition in 2013



HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Energy Storage

- Saw opening of E.ON 2 MW Falkenhagen facility in 2013
  - Serves as showcase for HYGS Power-to-Gas technology
- First PEM 1 MW facility, also with E.ON, to open by mid-year 2014 in Hamburg, Germany
  - Largest PEM electrolysis installation producing hydrogen worldwide
- Enbridge project in Canada to be finalized in the near future
- Hydrogenics leads the field with 4 of 5 largest installations



Energy Storage Commercial Support Moves Ahead



Germany

Annual Demand: 550 TWh

2012 RE Generation: 24%

Renewable Target: 50% by 2030

Integration Challenge:
- 33% curtailment of wind today
- Major transmission constraints

Energy Storage:
- 18 Power-to-Gas Demo Projects

Building H2 Fueling Infrastructure



California

Annual Demand: 275 TWh

2012 RE Generation: 20%

RPS Target: 33% by 2020

Integration Challenge:
- Morning and evening ramping for increasing solar

Energy Storage:
- 40+ Demonstration Projects
- 1,325 MW procurement by 2020

Building H2 Fueling Infrastructure



Ontario, Canada

Annual Demand: 140 TWh

2012 RE Generation: 3½%

FIT Target: 10,700MW by 2021

Integration Challenge:
- Increasing penetration of RE with frequent periods of surplus baseload nuclear generation

Energy Storage:
- 10MW procurement for regulation
- Plan to procure 50MW energy storage announced in LTEP

Massive Seasonal Storage Capacity Already Exists

Germany



THE NETHERLANDS
BELGIUM
POLAND
CZECH REPUBLIC
AUSTRIA

- 48 Natural Gas Storage Sites
- 20.4 billion m3 capacity

10% H2 = 22,500 GWh

California



Legend
County Lines
California Energy Commission

- 12 Natural Gas Storage Sites
- 7.5 billion m3 capacity

10% H2 = 8,300 GWh

Ontario



Ontario
Quebec
HAGAR LNG STORAGE
CHATHAM
Union Gas Service Area
Union Gas Pipelines
Union Gas Storage
Union Gas Compressors
Interconnect Pipelines

- 35 Natural Gas Storage Sites
- 7.3 billion m3 capacity

10% H2 = 8,100 GWh

What if We Used the Entire Energy System to Address Challenges?


Energy Silos
36%
35%
19%
10%
Transport Fuels
Natural Gas
Electricity
Other

Source data: National Energy Board secondary energy demand forecast, Rethinking Energy Conservation in Ontario, May 2010 report

Renewable Hydrogen Displaces Conventional Sources

40MW Power-to-Gas Plant



4.3 million kg
Hydrogen annually

A Solution With Meaningful Scale

Renewable Gas Options



Clean Fuel



Dispatchable Power



Low Carbon Heating



Industrial H2

Displaces	4,300,000 gallons of gasoline	102,000 MWh	550,000 MMBTU	867,000 MMBTU of natural gas

Progress Being Made to Monetize Benefits

Market

P2G Benefit	Germany	California	Ontario
ISO Balancing Service	• No mechanism yet	• Yes. FERC 755 implemented	• IESO's initial 10 MW procurement will set stage
Direct Injection and Seasonal Storage	• Yes. Initial threshold is 2% Hydrogen	• No rules in place	• Interoperability stds part of planned 2MW pilot project
Hydrogen Fueling	• Yes. H2 Mobility program in place to build 80 stations	• Yes. Infrastructure plan in place to build 68 stations	• No restrictions
Industrial H2 Feed	• Several demo projects underway	• No restrictions	• No restrictions
Renewable H2	• Yes. EU legislators evaluating incentive	• Yes for H2 Fueling (33% requirement)	• Under discussion
Tx Grid Capital Deferral	• Under discussion	• Under discussion as part of CPUC energy storage procurement	• OEB working group investigating energy storage barriers

Scaling Revenue – Controlling Cost


50
40
30
20
10
0
-10
-20
30% CAGR top line
Keeping the lid on cost growth
2011
2012
2013
On the verge of profitability
1
1
Cash Operating Costs (excl R&D)
R&D
Adjusted EBITDA
Revenue

[1] *See slides 24 & 26 respectively for definitions of "Cash Operating Costs" and "EBITDA"*

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Firm & Contracted Backlog


140
120
100
80
60
40
20
0
$M
124
64
18.9
41.1
2.5
27.6
9.3
36.9
24.1
18.3
42.4
117
60
22.5
34.5
Opening Backlog 2013
Orders Received
Orders Delivered
Opening Backlog 2014
Remaining balance on $90M order (not yet firm)
FX
OnSite Generation - Firm

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Growth Catalysts Continue

- Launch of NA energy storage project (Enbridge)
- Increase in number and size of EU storage projects
- Back-up power for data centre and cell tower sites
- Larger scale fuel cell power generation projects
- New technology intensive integration programs
- Actual launch of fuel vehicles by OEMs 2015 onward

Company + Industry Sector + Application >
MOMENTUM

Prospects for 2014 & Beyond



- Tracking to revenue, margin & EBITDA targets with a trajectory toward profitability
- Strong bookings and backlog with more to come
- Market leadership position in Power-to-Gas now well recognized
- Balance sheet remains strong
- Technology platform for significant scaling to meet future needs
- Operational discipline to execute well on growth plan





HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Q4 Revenue

Three months ended December 31, 2013



Revenue
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.8
12%
11.0
Power Systems
OnSite Generation
2012
2013



Revenue by Business Unit
$M
8
6
4
2
0
7.2
6.9
2.6
4.1
2012
2013
OnSite Generation
Power Systems

Revenues increased 12%, to $11.0 million, reflecting increased revenues in the Power Systems business unit driven by the award of a contract for integrated power propulsion systems for an OEM as well as growth in mobility markets and energy storage/grid stabilization markets.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

2013 Revenue

Twelve months ended December 31, 2013



Revenue
$M
45
40
35
30
25
20
15
10
5
0
31.7
42.4
34%
2012
2013
Power Systems
OnSite Generation



Revenue by Business Unit
$M
30
25
20
15
10
5
0
27.3
24.1
4.4
18.3
OnSite Generation
Power Systems
2012
2013

Revenues increased $10.7 million, or 34%, to $42.4 million reflecting increased revenues in the Power Systems business unit including revenue from the Company's previously-announced propulsion system contract and backup power orders for CommScope.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Q4 Gross Profit

Three months ended December 31, 2013



Gross Profit
%
40
30
20
10
0
11.1 Percentage Points
24.6
13.5
Power Systems
OnSite Generation
2012
2013



Gross Profit By Business Unit
%
45
40
35
30
25
20
15
10
5
0
44.6
36.5
17.6
2.2
2012
2013
OnSite Generation
Power Sytems

Gross profit was $2.7 million, or 24.6% of revenues, an increase of 11.1 percentage points year-over-year, driven by improved margins in the OnSite Generation business segment and increased revenue from the Power Systems segment. Q4 2012 also reflected the sale of the 2MW Power to Gas System to E.ON. This project was bid and awarded at lower than average margins.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

2013 Gross Profit

Twelve months ended December 31, 2013



Gross Profit
%
30.0
20.0
10.0
0.0
11.8 Percentage Points
28.4
16.6
2012
2013
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
50
40
30
20
10
0
45.7
33.7
13.8
15.3
OnSite Generation
Power Systems
2012
2013

Gross profit was $12.1 million of 28.4 of revenue, an increase of 11.8 percentage points primarily reflecting improved product mix tied to the higher proportion of Power Systems revenue versus the prior year.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Q4 Cash Operating Costs

Three months ended December 31, 2013


$M
5
4
3
2
1
0
3.6
0.9
2.7
20%
2.9
0.2
2.7
R&D
SG&A
2012
2013

Cash Operating Costs[1] were $2.9 million for the quarter, a decrease of 20% compared to the fourth quarter of 2012, primarily resulting from a $0.7 million decline in net research and development expenditures due to increased R&D funding as a result of variations in the timing of borrowings on the loan with the Province of Ontario's Ministry of Economic Development, Strategic Jobs and Investment Fund.

Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to reconciliation of this measure to loss from operations.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

2013 Cash Operating Costs

Twelve months ended December 31, 2013



$M
15.3
12%
13.5
15.0
10.0
5.0
0.0
4.5
2.6
10.8
10.9
R&D
SG&A
2012
2013

Cash operating costs were $13.5 million a decrease of 12% with costs as a percent of revenue falling 16%. The year-over-year change primarily reflects an increase in R&D funding of $1.3 million due to the increased R&D spending in the Generation segment, as well as a decrease in R&D expenses of $0.5 million due to a decrease in the Power Segment due to a greater resource allocation to commercial projects of $2.1 million partially offset by an increase in R&D spending in the Generation Segment of $1.6 million. It also reflects a increase of SG&A costs of $0.1 million as a result of an decrease in general & administration costs of $0.2 million due to cost reduction efforts in the Corporate segment and a decrease in general & administration costs of $0.2 million in the OnSite Generation business unit due to increased cost allocation from selling, general & administration costs to indirect overhead absorption in cost of sales commensurate with the level of business in the period; partially offset by an increase in sales & marketing costs of $0.6 million due to increased sales and marketing efforts including travel costs, as well as increased headcount in the Power segment.

Q4 Results (in $ Millions)

	Three months ended December 31		Change	
	2013	2012	$	%
Revenues	$ 11.0	$ 9.8	1.2	12
Gross Profit	2.7	1.3	1.4	104
Percentage of revenues	*24.6*	*13.5*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.7	2.7	-	-
Research and product development	0.2	0.9	(0.7)	(74)
Adjusted EBITDA	$ (0.2)	$ (2.3)	(2.1)	(93)

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 29 for a reconciliation of this measure to net loss.

2013 Results (in $ Millions)

	Twelve months ended December 31				Change	
		2013		2012	$	%
Revenues	$	42.4	$	31.7	10.7	34
Gross Profit		12.1		5.2	6.9	130
Percentage of revenues		*28.4*		*16.6*		
Operating Expenses						
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)		10.7		10.8	(0.1)	(1)
Research and product development		2.6		4.5	(1.9)	(42)
Adjusted EBITDA	$	(1.2)	$	(10.1)	(8.9)	(88)

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 29 for a reconciliation of this measure to net loss.

Order Backlog

As at December 31, 2013

($M)

	Sept. 30/13 Backlog	Orders Received	FX	Orders Delivered	Dec. 31/13 Backlog
OnSite Generation	$ 17.1	$ 12.2	$ 0.1	$ (6.9)	$ 22.5
Power Systems	35.6	2.1	0.9	(4.1)	34.5
Total	$ 52.7	$ 14.3	$ 1.0	$ (11.0)	$57.0

Consolidated Balance Sheet Highlights

($M)

	Dec. 30, 2013	Dec. 31, 2012	Change $	Change %
Cash and cash equivalents and restricted cash	**$ 13.8**	**$ 16.8**	**(3.0)**	**(18)**
Trade, other and grants receivable	**5.4**	**5.8**	**(0.4)**	**(7)**
Inventories	**12.8**	**11.8**	**1.0**	**8**
Trade and other payables	**13.2**	**11.6**	**1.6**	**14**
Warrants[1]	**1.1**	**1.5**	**(0.4)**	**(30)**

[1] Note: All outstanding warrants were exercised in January 2014

Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended December 31, 2013	Twelve months ended December 31, 2013
Cash operating costs	$ 2.9	$ 13.5
Less: Gross profit	(2.7)	(12.1)
Add: Stock based compensation	0.1	0.6
Add: Deferred compensation plans indexed to share price	2.0	4.2
Add: Amortization and depreciation	0.2	0.6
Loss from operations	$ 2.5	$ 6.8

Reconciliation of Non-IFRS Measures
Adjusted EBITDA

($M)

	Three months ended December 31, 2013	Twelve months ended December 31, 2013
Adjusted EBITDA loss	$ 0.2	$ 1.2
Add: Stock-based compensation *(cash settled and share settled)*	2.1	4.8
Add: Amortization and depreciation	0.2	0.8
Add: Finance (income) loss, net	0.6	2.1
Net loss	**$ 3.1**	**$ 8.9**

WE'RE

READY